FOR IMMEDIATE RELEASE	FOR	Interpool, Inc.

CONTACT:	James F. Walsh (609) 452-8900 www.interpool.com

INTERPOOL FILES JUNE 30, 2006 FORM 10-Q WITH SECURITIES
AND EXCHANGE COMMISSION

PRINCETON, NJ, August 3, 2006 — Interpool, Inc. (NYSE: IPX) announced today that the company has filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 with the Securities and Exchange Commission. The financial statements for 2006 included in the Form 10-Q reflect the sale of a majority of the company’s container operating lease portfolio to an investor group on March 29, 2006. Accordingly, all leasing revenue, lease operating expense, and depreciation expense reported for 2006 includes only those revenues and costs associated with Interpool’s owned equipment or equipment leased to customers under direct financing lease arrangements. The company earns management fee revenue on equipment managed for third party investors, including the container equipment sold during March.

In its Form 10-Q, Interpool reported that, for the three months ended June 30, 2006, revenues were $89.3 million compared to $102.4 million for the second quarter of 2005. For the first six months of 2006, revenues totaled $192.3 million compared to $202.5 million for the same period last year. The reduction in revenues reflects the impact of the container operating lease sale offset in part by higher revenues from chassis operating leases.

The company reported net income of $6.3 million for the second quarter of 2006 ($0.20 per diluted share), which reflects a reduction in net income associated with the containers sold during March, an impairment charge of $0.9 million associated with the previously disclosed conversion of operating leases to direct financing leases for one customer, and up-front costs to store and position chassis for the growing chassis pool market. This compares with net income of $16.9 million for the second quarter of 2005 ($0.54 per diluted share). The second quarter of 2005 included a non-cash, non-taxable benefit of $7.3 million related to a fair value adjustment for warrants and $2.6 million in after tax expense associated with interest rate swaps. Excluding these items, Interpool’s earnings for the second quarter of 2005 would have been $12.2 million.

For the six months ended June 30, 2006, Interpool reported net income of $59.7 million, which included $60.2 million from the gain on the container sale, a non-cash, non-taxable expense of $5.2 million for an adjustment to the fair value of warrants, an impairment charge of $7.6 million associated with the conversion of operating leases to direct financing leases for one customer, and up-front costs to store and position chassis for the growing chassis pool market, compared with net income of $37.3 million for the first six months of 2005 (which included a non-cash, non-taxable benefit of $14.2 million for an adjustment to the fair value of warrants).

In addition, Interpool announced that, on July 31, 2006, Moody’s Investors Service had increased the “shadow rating” of the company’s chassis securitization financing to Baa 1, the original “shadow rating” for that facility. This upgrade is expected to result in a reduction in the wrap insurance premium for the facility of approximately $1 million over the next twelve months.

Martin Tuchman, Chairman and Chief Executive Officer, said, “Currently, the container leasing market is slower than we had expected as recent political unrest has resulted in many shipping lines adopting a wait-and-see attitude and deferring procurement and leasing decisions. Fortunately, the chassis markets remain robust, with the importance of chassis pools continuing to increase. We have a strong position in the chassis business, and we are aggressively positioning equipment to take advantage of the growing chassis pool opportunities. While this comes with an up-front cost that has impacted our results during 2006, we view this as an investment in developing these opportunities.”

The company will hold a conference call on Thursday, August 3, 2006 at 2:30 p.m. Eastern Daylight Time. Interested investors should call 888-394-1600 ten minutes prior to the time of the conference call. Callers from outside North America please call 973-582-2867 and hold for an operator. Identify yourself and your company and inform the operator that you are participating in the Interpool Second Quarter Earnings Conference Call.

If you are unable to access the Conference Call at 2:30 p.m. EDT, please call 877-519-4471 to access the taped digital replay. To access the replay, please call and enter the digital PIN 7700880. This replay will first be available at 3:30 p.m. EDT, August 3, 2006 and will be available until 3:30 p.m. EDT, September 3, 2006.

Investors will also have the opportunity to listen to the Conference Call live at the company’s web site www.interpool.com. To listen to the live call via the Internet, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live web cast, a replay will be available two hours after the call is completed and will remain available for thirty days.

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. The company is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.